November 17, 2006

John Charles Maddux
President
Meruelo Maddux Properties, Inc.
761 Terminal Street
Building 1, Second Floor
Los Angeles, California 90021

Re: Meruelo Maddux Properties, Inc.
Amendment No. 1 to Form S-11
Filed on November 3, 2006
File No. 333-137457

Dear Mr. Maddux:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General Comments

1.   We note your response to comment 1. Please revise the map to be included in the prospectus to provide a more detailed explanation of the legend. This should include, but not be limited to, disclosure that in some instances you only have a pending purchase and sale agreement or option to purchase the noted properties.

2.   We note your response to comment 2. Please provide additional analysis as to why, in your Rule 152 analysis, you conclude that the parties have agreed to all material terms. Since the company has the ability to unilaterally adjust the consideration to be received by the contributor, it is not clear that the contributors know the consideration term.

3.   We note your response to comment 4. We are unable to locate the section of the article published by Harvard Law School that supports your assertion in the first bullet. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

We may be unable to generate sufficient revenue…, page 24

4.   We reissue comment 17 in part. Please revise the risk factor to note your negative working capital balance as of September 30, 2006.

Dilution, page 45

5.   We reissue comment 27. Please include table disclosure regarding the relative consideration provided by your officers and promoters for your shares and the cash contributed by the public for shares in this offering. Refer to Item 506 of Regulation S-K.

Overview and Background, page 51

6.   In the first paragraph on page 54 you state that "[e]ighteen projects have costs related to ongoing build-to-suit construction agreements and other acquisition deposits totaling approximately $10.3 million and an additional $193.6 million in future acquisition costs are contracted. Upon completion of this offering, approximately $66.7 million will be used to fund the cash portion of the purchase price for interests in 13 of these projects." In the fourth paragraph on page 54, you state that "18 of these projects are not fully purchased but are held by option to purchase, long-term purchase contracts or other acquisition rights. Thirteen projects will be purchased with the use of proceeds from this offering totaling approximately $66.7 million; the remaining five projects held under contract have commitment dates after June 30, 2007 and have a total purchase price of $117.2 million." Please advise us as to the difference between the $126.9 million ($193.6 million - $66.7 million) in future acquisition costs and the purchase price of $117.2 million for the remaining five properties.

Liquidity and Capital Resources, page 63

7.   On page F-32, you state that you purchased two properties after September 30, 2006 for an aggregate of $11,965,00. You also note that in connection with the purchases you entered into a $10,000,000 refinancing at a fixed rate of 8.0% and is secured by your Alameda Square project and portions of your Seventh Street Produce Market project. In addition, you entered into a $1.9 million loan at a floating rate of prime plus 1.0% and that is secured by a portion of the Seventh Street Produce Market project.   Please revise this section to describe this financing.

Unaudited Pro Forma Consolidated Balance Sheet, page F-4

8.   Please advise us why the pro forma balance sheet does not reflect the financing disclosed in the Subsequent Event footnote on page F-32.

Unaudited Pro Forma Financial Information, page F-7

9.   We note your response to our prior comment 55. Confirm for us that the written evidence referred to in your response took the form of a legal agreement between Messrs. Meruelo and Maddux. Additionally, please confirm that the agreement was executed at the time Meruelo Maddux Properties, Inc. was formed.

10.   We have considered your response to our prior comment 56. We note from your response that certain of the contributed entities are *predominately* owned by Messrs. Meruelo or Maddox. In addition, we understand the minority interests are held by children of Messrs. Meruelo and Maddux. We are still unclear whether any minority interests are being acquired as part of the formation transactions, and if so, how you determined that these minority interests should be recorded at historical cost basis rather than fair value. In this regard, clarify if the children are part of the voting trust agreement that establishes common control in the newly formed entity as referenced in our previous comment.

Meruelo Maddux Properties Predecessor

Consolidated Statements of Operations, page F-19

11.   We have read and considered your response to our prior comment 61. Explain to us how you considered the guidance in SFAS 5 in determining that you would not be required to accrue interest expense related to your obligation to remit payments on your note receivable to the contributors.

Note 3 – Rental Properties, page F-25

12.   We have considered your response to our prior comment 63. We are uncertain how you have applied Rule 3-06 in determining that you would not be required to provide audited financial statements of individually insignificant rental properties under Rule 3-14. Please confirm for us that the results of these properties have been included in your *audited* financial results for the last nine months.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Robert Telewicz, Accountant, at (202) 551-3438 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

                                                Sincerely,

                                                Michael McTiernan
                                                Special Counsel

cc: Jeffrey M. Sullivan
        DLA Piper US LLP